FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2006
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):82-                               .]

Quarterly Report for the Period Ending
March 31, 2006 of
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.	Quarterly Report for the period ended March 31, 2006 of Quebecor Media Inc.

SIGNATURE

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Denis Sabourin

By:	Denis Sabourin
Vice President and Corporate Controller

Date:	May 30, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

COMPANY PROFILE
Quebecor Media Inc. (“Quebecor Media” or the “Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Its principal lines of business are Cable, Newspapers, Broadcasting, Leisure and Entertainment, Interactive Technologies and Communications and Internet/Portals. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.
The following Management Discussion and Analysis covers the main activities in the first quarter of 2006 and the major changes from the last fiscal year. It should be read in conjunction with the information in the Annual Report for the fiscal year ended December 31, 2005 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
Highlights of First Quarter 2006
In the first quarter of 2006, Quebecor Media again posted improved operating results. The performance was mainly due to a sustained uptrend in the results of Videotron Ltd. (“Videotron”) as a result of significant customer growth for Videotron’s digital cable television, Internet access and telephony services. The acquisition of a major book publishing group in the Leisure and Entertainment segment in December 2005 also had a positive impact on first quarter results.
Significant developments since the end of 2005 include:
On April 6, 2006, the Board of Directors of Quebecor Media approved the appointment of Mr. Pierre Karl Péladeau to the position of Vice Chairman of the Board and Chief Executive Officer.
The Cable segment recorded an 18.9% increase in operating income in the first quarter of 2006. During the period, Videotron recruited 64,000 customers for its cable telephone service, 43,800 customers for its cable Internet access service, 37,800 customers for illico Digital TV and 13,900 customers for all cable television services combined (net increase of customers for analog cable television services and illico Digital TV).
The operations of Videotron Telecom Ltd. (“Videotron Telecom”) (formerly the Business Telecommunications segment) have been incorporated into the Cable segment. Since January 1, 2006, the Cable segment has therefore encompassed a full line of business telecommunications services, including telephone, high-speed data transmission, Internet access, hosting, and cable television services. The figures for the first quarter of 2005 cited for purpose of comparison have been reorganized to combine the data for the two segments.

On April 11, 2006, Videotron Business Solutions launched a new telephone service for small businesses. It offers attractive packages and the possibility of bundling all telecommunications services through one-stop shopping at Videotron.
On January 17, 2006, Quebecor Media completed the refinancing of almost the totality of its Senior Notes and Senior Discount Notes. The refinancing operations, which included the repurchase of a first block of Notes on July 19, 2005, will reduce the annual financial expenses Quebecor Media would otherwise have incurred by approximately $80.0 million for about 5.5 years. The following stages in the refinancing process were carried out in January 2006:
➢	On January 17, 2006, Quebecor Media issued US$525.0 million aggregate principal amount of 7 3/4% Senior Notes due March 2016. The Company also established new credit facilities consisting of a term loan “A” credit facility in the amount of $125.0 million, maturing in 2011, a term loan “B” credit facility in the amount of US$350.0 million, maturing in 2013, and a five-year revolving credit facility in the amount of $100.0 million, expiring in 2011.

➢	Quebecor Media used the proceeds from its new Senior Notes, the full amount of its new term loans “A” and “B”, and amounts received from its subsidiaries ($251.7 million from Videotron, drawn on its existing revolving credit facilities and its cash and cash equivalents, and $40.0 million from Sun Media Corporation, drawn on a new credit facility), to finance the repurchase, on January 17, 2006, of US$561.6 million aggregate principal amount of its 11 1/8% Senior Notes and US$275.6 million aggregate principal amount of its 13 3/4% Senior Discount Notes, or 95.7% and 97.4% respectively of the Notes issued and outstanding at that date. Quebecor Media paid a total cash consideration of $1.3 billion to purchase the Notes, including the premium and the cost of settlement of cross-currency swap agreements. In respect of these repurchases, Quebecor Media recognized a $212.0 million loss on debt refinancing in the first quarter of 2006, net of income tax, including the amount by which the disbursements exceeded the book value of the repurchased Notes and the related cross-currency swap agreements, as well as the write-down of deferred financial expenses.
On April 12, 2006, Quebecor Media announced the signing of a credit agreement with Société Générale (Canada) for a long-term credit facility for the Canadian dollar equivalent of €59.4 million. Drawings under this credit facility will be used to partially finance the purchase of six MAN Roland rotary presses by Quebecor Media. As announced in the third quarter of 2005, the presses will be used mainly to print some of Quebecor Media’s newspapers. This facility, which will be drawn down over the next 20 months and repaid over the following 8 years, is related to a German export financing program and provides Quebecor Media with financing at a very attractive cost. It is secured by, among other things, a first-ranking hypothec on Quebecor Media’s movable assets.
On January 26, 2006, Nurun Inc. (“Nurun”) announced the closing of the acquisition of China Interactive Limited (“China Interactive”), a Chinese interactive marketing firm.

NON-GAAP FINANCIAL MEASURES
We use certain financial measures that are not calculated in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance. We use these non-GAAP financial measures, such as operating income, free cash flows from operations and average monthly revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.
Operating Income
We define operating income, as reconciled to net (loss) income under Canadian GAAP, as net (loss) income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, loss on debt refinancing, income taxes and non-controlling interest. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends or distributions, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and is unaffected by the capital structure or investment activities of Quebecor Media and our segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenue in our segments. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.
Table 1 below provides a reconciliation of operating income with net (loss) income, as disclosed in the Company’s consolidated financial statements.

Table 1
Reconciliation between the operating income measure used in this report and the net (loss) income measure used in the consolidated financial statements
(in millions of Canadian dollars)

Three-month periods ending March 31
	2006	2005

Net (loss) income	$(178.4)	$12.8
Amortization	64.6	54.6
Financial expenses	52.3	74.7
Reserve for restructuring of operations, impairment of assets, and other special charges	(0.4)	—
Loss on debt refinancing	331.6	—
Income tax	(108.6)	7.5
Non-controlling interest	(1.5)	1.4

Operating income	$159.6	$151.0

Free Cash Flows from Operations
We use free cash flows from operations as a measure of liquidity. Free cash flows from operations represent funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flows from operations are not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from operations are considered to be an important indicator of our liquidity and are used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations and our segment operations. This measure is unaffected by our capital structure or by those of our segments. Our definition of free cash flows from operations may not be identical to similarly titled measures reported by other companies. When we discuss free cash flows from operations in this quarterly report, we provide a reconciliation with the most directly comparable GAAP financial measure in the same section.
ARPU
ARPU is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement consistent with Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU by dividing our combined cable television, Internet-access and telephony revenues by the average number of basic cable customers during the applicable period, then dividing the resulting amount by the number of months in the applicable period.
2006/2005 FIRST QUARTER COMPARISON
Quebecor Media’s revenues totalled $698.7 million in the first quarter of 2006, compared with $624.7 million in the same quarter of 2005, an increase of $74.0 million (11.8%). The following segments reported revenue increases: Cable ($50.3 million or 20.0%), Leisure and Entertainment ($21.6 million or 43.9%), Newspapers ($7.1 million or 3.3%), Internet/Portals ($4.6 million or 41.4%), and Interactive Technologies and Communications ($2.5 million or 16.1%). These increases were partially offset by a $5.8 million (-6.0%) decrease in revenues in the Broadcasting segment.
Quebecor Media’s operating income was $159.6 million in the first quarter of 2006, an increase of $8.6 million (5.7%) from $151.0 million in the same period of 2005, resulting from increases in operating income in the following segments: Cable ($18.7 million or 18.9%), Internet/Portals ($1.7 million or 77.3%), and Interactive Technologies and Communications ($0.8 million or 114.3%). Those increases were however partially offset by decreases in the following segments: Broadcasting ($7.2 million or -105.9%), Newspapers ($4.6 million or -11.0%), and Leisure and Entertainment ($1.0 million or -50.0%).
The Company posted a $178.4 million net loss in the first quarter of 2006, compared with net income in the amount of $12.8 million in the same quarter of 2005. The negative variance of $191.2 million was caused mainly by the recording of a $212.0 million loss on debt refinancing, net of income tax, in the first quarter of 2006.
The amortization charge increased by $10.0 million from $54.6 million in the first quarter of 2005 to $64.6 million in the same quarter of 2006, due to substantial capital investments in 2005 and in the first quarter of 2006, as well as accelerated amortization of some equipment in the Newspapers segment. The equipment in question will be replaced as a result of the acquisition of new presses to print some of Quebecor Media’s newspapers.
Financial expenses totalled $52.3 million in the first quarter of 2006, compared with $74.7 million in the same period of 2005, a $22.4 million decrease. Interest expense and amortization of the discount on long-term debt decreased by $2.2 million and $11.0 million respectively, mainly because of the impact of the refinancing of the Notes issued by Quebecor Media and by Videotron’s CF Cable TV subsidiary at more advantageous interest rates, which was partially offset by the negative impact of the higher average debt levels and the effect of the increase in base interest rates between the first quarter of 2005 and the first quarter of 2006. A $8.2 million gain on re-measurement of the Additional Amount payable was also recorded in the first quarter of 2006, compared with a $1.8 million loss in the same period of 2005, a $10.0 million improvement.
Quebecor Media recorded a $212.0 million loss on debt refinancing, net of income tax, in the first quarter of 2006 in connection with the repurchase, on January 17, 2006, of US$561.6 million aggregate principal amount of its 11 1/8% Senior Notes and US$275.6 million aggregate principal amount of its 13 3/4% Senior Discount Notes, or 95.7% and 97.4% respectively of the Notes issued and outstanding at that date. Quebecor Media paid a total cash consideration of $1.3 billion to purchase the Notes, including the premium and the cost of settlement of cross-currency swap agreements. The loss includes the amount by which the disbursements exceeded the book value of the repurchased Notes and the related cross-currency swap agreements, as well as the write-down of deferred financial expenses. This refinancing enables Quebecor Media and its subsidiaries to take advantage of more advantageous interest rates.
The Company recorded income tax credits in the amount of $108.6 million in the first quarter of 2006, compared with a $7.5 million income tax expense in the first quarter of 2005. The $116.1 million improvement resulted mainly from income tax reductions related to the loss on debt refinancing incurred in connection with the repurchase of Quebecor Media’s Senior Notes on January 17, 2006. In view of tax loss carry forwards and other tax attributes held by Quebecor Media, as well as its latest income forecasts, the Company and its wholly owned subsidiaries do not expect to incur significant income tax payments between now and the year 2008. The Company and its wholly owned subsidiaries’ consolidated income tax expense should thus consist mainly of future income taxes and Part 1.3 large corporation taxes.
SEGMENTED ANALYSIS
The Company is subject to certain reporting requirements under the indentures governing its Senior Notes and Senior Discount Notes issued in July 2001. Therefore, the financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of its Unrestricted Subsidiary. Pursuant to the indentures, the Interactive Technologies and Communications subsidiary Nurun has been designated an “Unrestricted Subsidiary.”
Restricted Subsidiaries
In the first quarter of 2006, the Company and its Restricted Subsidiaries generated revenues of $680.7 million, compared with $609.2 million in the same period of 2005, and operating income of $158.1 million, compared with $150.3 million in the first quarter of 2005.
Cable Segment
The Cable segment generated revenues of $301.6 million in the first quarter of 2006, compared with $251.3 million in the same quarter of 2005, a $50.3 million (20.0%) increase.
The revenues of Videotron’s illico Digital TV service, excluding related services, rose by $19.4 million (49.0%) to $59.0 million in the first quarter of 2006. The strong quarterly performance of illico Digital TV more than compensated for the decreased revenues from analog cable television services. Combined revenues from all cable television services increased by $14.7 million (9.8%) to $164.2 million due to the impact of customer base growth, higher rates, and the favourable impact of the increased illico Digital TV customer base on revenues from illico on Demand, pay TV and pay-per-view.

Illico Digital TV had 512,400 customers at the end of the first quarter of 2006, an increase of 37,800 (8.0%) from the previous quarter and 157,200 (44.3%) from the end of the first quarter of 2005 (see Diagram 1). As of March 31, 2006, illico Digital TV had a penetration rate (number of subscribers as a proportion of total subscribers to all cable television services) of 33.7% versus 24.4% a year earlier.
Videotron’s analog cable television services lost 23,900 customers in the first quarter of 2006 and 92,100 customers over a one-year period (see Diagram 1). The combined customer base for all Videotron’s cable television services increased by 13,900 in the first quarter of 2006 and by 65,100 in the 12-month period ended March 31 2006 (see Diagram 1).
Diagram 1
Customer base for cable television services
Videotron’s Internet access services registered continued growth in the first quarter of 2006, posting revenues of $78.6 million, a $15.3 million (24.2%) increase over the same period of 2005. The improvement was mainly due to customer growth. The number of customers for cable Internet access services stood at 681,800 at the end of the first quarter of 2006, an increase of 43,800 (6.9%) from the previous quarter and of 151,800 (28.6%) from the end of the first quarter of 2005 (see Diagram 2). It was the second-best quarterly growth performance since the service was launched in 1998.
Diagram 2
Customer base for cable Internet access
Videotron’s Internet telephone service has registered strong growth since its launch at the beginning of 2005. The customer base increased substantially in each quarter of 2005 and in the first quarter of 2006. At the end of March 2006, the number of customers stood at 227,000, an increase of 64,000 (39.3%) from the previous quarter and of 212,100 from the end of the first quarter of 2005 (see Diagram 3). The Internet telephone service generated total revenues of $18.3 million in the first quarter of 2006, an $18.0 million increase from $0.3 million in the same quarter of 2005.
Videotron’s net ARPU increased by $8.64 (17.7%) to $57.48 in the first quarter of 2006,

compared with $48.84 in the same quarter of 2005.
Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) registered revenues of $12.4 million in the first quarter of 2006. The $0.8 million (-6.1%) decrease from the same quarter of 2005 was mainly due to lower revenues from rentals and retail sales.
The Cable segment’s total operating income increased by $18.7 million (18.9%) from $99.1 million in the first quarter of 2005 to $117.8 million in the first quarter of 2006, mainly because of the growth in the customer base for the cable television, Internet access and Internet telephone services, and increases in some rates. These favourable factors more than offset the negative impact on profitability of increases in some operating expenses, including labour costs. The new Internet telephone service launched at the beginning of 2005 accounted for a large portion of the increase in operating expenses.
The operating income of Le SuperClub Vidéotron decreased by $0.6 million (-16.8%) to $3.0 million in the first quarter of 2006, mainly as a result of the decrease in revenues.
The Cable segment’s operating margin for all operations, i.e., operating income as a percentage of revenues, was 39.1% in the first quarter of 2006, compared with 39.4% in the first quarter of 2005.
Under the Company’s accounting policies, revenues and costs related to equipment sales to customers are entered in full in the results as the transactions are made. It is a common industry practice to sell equipment at less than cost, often as part of promotions aimed at increasing customer recruitment and generating recurring revenues over an extended period. Table 2 below shows operating income before the cost of subsidies granted to customers on equipment sales and their impact on the segment’s results.

Table 2: Cable segment
Operating income
(in millions of Canadian dollars)

	Three-month periods ended March 31
	2006	2005

Operating income before cost of equipment subsidies to customers	$124.4	$104.7
Cost of equipment subsidies to customers	(6.6)	(5.6)

Operating income	$117.8	$99.1

In the first quarter of 2006, the Cable segment generated negative free cash flows from operations of $41.5 million, whereas it generated free cash flows from operations of $4.6 million in the same quarter of 2005, a negative variance of $46.1 million (see Table 3). The difference is due to a $41.2 million increase in the use of funds for non-cash balances related to operations and a $22.8 million increase in additions to property, plant and equipment as a result of investment in the network, including investments made in connection with the cable telephony project. These negative factors were partially offset by the favourable impact of the $18.7 million increase in operating income.
Table 3: Cable segment
Free cash flows from operations
(in millions of Canadian dollars)

	Three-month periods ended March 31
	2006	2005

Cash flows from operating activities before undernoted item	$101.3	$83.3
Net change in non-cash balances related to operations	(83.6)	(42.4)

Cash flows from continuing operating activities	17.7	40.9
Additions to property, plant and equipment	(59.3)	(36.5)
Proceeds from disposal of assets	0.1	0.2

Free cash flows from operations	$(41.5)	$4.6

The operations of Videotron Telecom (Business Telecommunications segment) have been incorporated into the Cable segment since January 1, 2006. The Cable segment now includes a new division called Videotron Business Solutions, a full-service business telecommunications provider which offers telephone, high-speed data transmission, Internet access, hosting and cable television services.

On January 16, 2006, Videotron increased download speeds on its basic cable Internet access service from 300 kbps to 600 kbps. On the Extreme High-Speed service, download speeds were increased from 6.5 mbps to 10 mbps.
On February 20, 2006, Videotron announced the launch of a new Extreme Plus High-Speed Internet service, which supports speeds of up to 16 mbps. Videotron became the first major telecom provider in Canada to offer residential Internet access service at this speed throughout its service area.
On February 27, 2006, Videotron announced plans to invest $18.0 million in the Eastern Townships, Mauricie and Centre-du-Québec regions in order to upgrade its network to support new-generation technologies. The upgrade will increase bandwidth from 480 MHz to 860 MHz.
On April 11, 2006, Videotron Business Solutions launched a new telephone service for small businesses. It offers attractive packages and the possibility of bundling all telecommunications services through one-stop shopping at Videotron.
Newspapers Segment
In the first quarter of 2006, Newspapers segment revenues amounted to $219.7 million, a $7.1 million (3.3%) increase from $212.6 million in the same quarter of 2005. Advertising revenues grew by 5.9%, primarily as a result of higher total volumes at the urban dailies, while distribution revenues rose by 4.1%. Revenues from circulation and commercial printing decreased by 3.7% and 6.9% respectively. The revenues of the urban dailies grew by $4.8 million (3.1%) in the first quarter of 2006. The free dailies 24 HEURESmc, 24 HOURStm in Toronto and Vancouver 24 HOURStm accounted for $2.8 million of the increase. At the community newspapers, revenues rose by $4.0 million (6.0%).
Operating income declined by $4.6 million (-11.0%) from $41.7 million in the first quarter of 2005 to $37.1 million in the first quarter of 2006. Operating income decreased by $4.4 million (-13.0%) at the urban dailies (excluding the free dailies). The revenue growth did not entirely offset increases in operating costs, including labour, distribution and newsprint costs, due in part to the increase in costs related to the acquisition of the new presses. The operating losses of the free dailies decreased by $0.1 million from $3.1 million in the first quarter of 2005 to $3.0 million in the first quarter of 2006. The increase in operating losses attributable to the launch of Vancouver 24 HOURStm in March 2005 was outweighed by a decrease in the operating losses of the other two free dailies in Montréal and Toronto. At the community newspapers, operating income increased by $1.1 million (7.7%), mainly because of the higher revenues, which were partially offset by higher operating expenses, including labour costs and increased circulation costs.
In the first quarter of 2006, the Newspapers segment generated negative free cash flows from operations of $15.5 million, whereas it generated free cash flows from operations of $31.0 million in the same quarter of 2005, a negative variance of $46.5 million (see Table 4). The difference was essentially caused by an increase in additions to property, plant and equipment due to progress payments made to acquire six new presses to print some of Quebecor Media’s newspapers. A $12.4 million negative variance in the net change in non-cash balances related to operations was also a contributing factor.

Table 4: Newspapers segment
Free cash flow from operations
(in millions of Canadian dollars)

	Three-month periods ended March 31
	2006	2005

Cash flows from operating activities before undernoted item	$26.8	$32.7
Net change in non-cash balances related to operations	(11.5)	0.9

Cash flows from continuing operating activities	15.3	33.6
Additions to property, plant and equipment	(30.8)	(2.6)

Free cash flows from operations	$(15.5)	$31.0

The NADbank® survey for the year 2005 confirmed the gains made by Le Journal de Montréal in relation to the competition. The readership of Le Journal de Montréal increased by 21% on weekdays, 19% on Saturdays and 26% on Sundays. Le Journal de Montréal led its nearest rival in cumulative weekday readership by 342,000 readers (40%).
Broadcasting Segment
The Broadcasting segment recorded revenues of $90.9 million in the first quarter of 2006, compared with $96.7 million in the same quarter of 2005, a decrease of $5.8 million (-6.0%). Revenues from broadcasting operations decreased by $2.3 million
(-3.1%), primarily as a result of lower advertising revenues at the TVA Network and a decrease in revenues from the TVAchats channel, partially offset by higher subscription revenues from the Mystère and ARGENT specialty channels, higher advertising revenues at Sun TV as a result of its new program line-up, and increased revenues from commercial production. Distribution revenues decreased by $1.0 million in the first quarter of 2006, mainly because of lower theatrical distribution revenues. The release of the film White Noise had increased theatrical distribution revenues in the first quarter of 2005. The resulting decrease in theatrical distribution revenues explain by this factor was partially offset by the success of the video release of Good Night and Good Luck in the first quarter of 2006. Publishing revenues decreased by $1.5 million in the first quarter of 2006, mainly because of lower newsstand sales.
The Broadcasting segment reported a $0.4 million operating loss in the first quarter of 2006, compared with operating income of $6.8 million in the same quarter of 2005, a negative variance of $7.2 million. Operating income from broadcasting operations declined by $3.9 million in the first quarter of 2006, mainly as a result of decreased revenues at the TVA Network and a higher operating loss at Sun TV because of increased operating costs, including programming costs. Distribution operations generated a $0.1 million operating loss in the first quarter of 2006, compared with negative $0.6 million in the same quarter of 2005. The $0.5 million improvement was due primarily to the increased profitability of theatrical distribution and television distribution operations, combined with the success of the video release of

Good Night and Good Luck. Publishing operations generated an operating loss of $1.5 million in the first quarter of 2006, compared with operating income of $2.0 million in the same quarter of 2005. The negative variance of $3.5 million was due primarily to increased spending on content, advertising and marketing at the weekly magazines in response to more aggressive competition.
On February 9, 2006, TVA Group Inc. (“TVA Group”) launched Prise 2, a digital specialty channel that carries television programs, series and films from the ‘70s and ‘80s.
During the three-month period ended March 31, 2006, a total of 9,800 Class B Non-Voting Shares were repurchased under TVA Group’s share repurchase and cancellation program for a cash consideration of $0.2 million.
Leisure and Entertainment Segment
The revenues of the Leisure and Entertainment segment totalled $70.8 million in the first quarter of 2006, compared with $49.2 million in the same quarter of 2005. The $21.6 million (43.9%) increase was due to the impact of the acquisition of Sogides ltée (“Sogides”) at the end of 2005 and a 9.8% increase in the revenues of Archambault Group Inc. (“Archambault Group”). Retail sales grew by 2.4% at Archambault Group, mainly because of the opening of Archambault stores in Gatineau, Boucherville and Québec City in 2005, and the expansion of the Laval store. The favourable impact of store openings was however partially offset by a decrease in same-store sales of CDs and videos. Higher revenues from Video-on-Demand and increased production revenues, due mainly to the operations of Groupe Archambault France, which started up in May 2005, also contributed to the increase in Archambault Group’s revenues.
The segment generated operating income of $1.0 million in the first quarter of 2006, compared with $2.0 million in the same quarter of 2005. The $1.0 million (-50.0%) decrease was mainly due to the decrease in operating income at Archambault Group, primarily as a result of operating losses caused by the start-up of Groupe Archambault France in May 2005. In the Books segment, the positive effect of the acquisition of Sogides was offset by the impact of the education reform on CEC Publishing Inc.’s (“CEC Publishing”) results.
Internet/Portals Segment
The Internet/Portals segment recorded revenues of $15.7 million in the first quarter of 2006, compared with $11.1 million in the same quarter of 2005, a $4.6 million (41.4%) increase. The revenues of the Progisia Informatique consulting division increased 62.6% in the first quarter of 2006, largely because of work done for subsidiaries of Quebecor Media. Revenues of the general-interest portals increased by 29.2%, mainly as a result of strong advertising sales. Revenues increased by 35.9% at the special-interest portals, due primarily to revenue growth at jobboom.com and reseaucontact.com, as well as the addition of the revenues of micasa.ca, a new real estate site launched in September 2005.

Operating income was $3.9 million in the first quarter of 2006, compared with $2.2 million in the same quarter of 2005. The $1.7 million (77.3%) increase was due primarily to the impact of the increase in revenues, which was partially offset by the operating loss of the new micasa.ca site.
Unrestricted Subsidiary
Nurun, in the Interactive Technologies and Communications segment, has been designated as the Company’s only Unrestricted Subsidiary under the indentures governing its Senior Notes and Senior Discount Notes.
Interactive Technologies and Communications Segment
In the first quarter of 2006, the revenues of the Interactive Technologies and Communications segment amounted to $18.0 million, compared with $15.5 million in the same quarter of 2005, a $2.5 million (16.1%) increase. The growth was mainly due to the recruitment of new customers in all markets, increased sales to existing customers, and expansion of the interactive marketing and media placement services offered by the segment. Joint marketing efforts with Quebecor World Inc. (“Quebecor World”) had a positive impact on sales. The revenue increases were partially offset by the unfavourable impact of currency translation.
The segment’s operating income increased by $0.8 million (114.3%) from $0.7 million in the first quarter of 2005 to $1.5 million in the first quarter of 2006, mainly because of the impact of the revenue growth, which was partially offset by a decline in profitability in Europe due to business development costs in that market.
On January 26, 2006, Nurun announced the closing of the acquisition of China Interactive, a Chinese interactive marketing firm. The acquisition further enhances Nurun’s ability to deliver all its services to customers the world over, including the high-potential Asian market. Since 2000, China Interactive has worked with many prestigious companies and organizations such as Pepsi, L’Oréal, FAW-VW Audi, FAW-VW Volkswagen, Chivas Regal, Malibu, JCDecaux and Philips Electronics (Shanghai) Co., Ltd. On the closing date of the acquisition, Nurun disbursed $2.2 million in cash and issued 233,705 Nurun Common Shares as a consideration. The shares are subject to an escrow agreement and will be released 17 months after the transaction closing date. The shares are valued at $0.8 million.
On February 27, 2006, Nurun renewed its normal course issuer bid, under which it will repurchase up to 1,656,016 Common Shares for cancellation on the open market, or approximately 5% of its issued and outstanding Common Shares, between March 1, 2006 and February 28, 2007. During the three-month period ended March 31, 2006, a total of 113,100 Common Shares were repurchased for a cash consideration of $0.4 million.
Quebecor Media’s interest in Nurun decreased by 0.2 percentage points in the first quarter of 2006, from 57.9% on January 1, 2006 to 57.7% on March 31, 2006.

CASH FLOWS AND FINANCIAL POSITION
Operating Activities
Cash flows used in continuing operating activities were $190.6 million in the first quarter of 2006, compared with $23.9 million in the same period of 2005. The unfavourable variance of $166.7 million was mainly due to a payment of $191.3 million in accrued interest on the Company’s Senior Discount Notes, as part of the refinancing carried out in January 2006, partially offset by the positive impact of the $8.6 million increase in operating income and a favourable variance of $10.5 million in non-cash balances related to operations.
At March 31, 2006, working capital stood at $1.8 million, compared with negative $18.6 million at the same date in 2005, a favourable variance of $20.4 million, resulting mainly from the decrease in the current portion of the long-term debt, reflecting the impact of the renegotiation of TVA Group’s revolving credit facility in the second quarter of 2005. However, the current portion of the long-term debt now includes the current portions of the term loans “A” and “B” contracted as part of the refinancing of Quebecor Media’s Notes in January 2006. Variances in other operating working capital items essentially balanced out during the 12-month period ended March 31, 2006.
Financing Activities
Quebecor Media’s consolidated debt (excluding the Additional Amount payable) increased by $493.5 million in the first quarter of 2006.
The refinancing of nearly all of Quebecor Media’s Senior Notes and Senior Discount Notes entailed disbursements that exceeded the book value of the repurchased Notes and the related cross-currency swap agreements by $314.7 million, which was financed by means of long-term debt. The balance of the increase in the Company’s long-term debt was used in other financing and investing activities.
On January 17, 2006, Quebecor Media closed a major refinancing of its long-term debt. The refinancing consisted of two primary stages: i) the issuance of US$525.0 million aggregate principal amount of 7 3/4% Senior Notes due March 2016 (the net interest rate in Canadian dollars, considering the cross-currency swap agreements, is 7.39%), and ii) refinancing of Quebecor Media’s bank credit facilities through the establishment of a term loan “A” credit facility in the amount of $125.0 million, maturing in January 2011, a term loan “B” credit facility in the amount of US$350.0 million, maturing in January 2013, and a five-year revolving credit facility in the amount of $100.0 million. The proceeds from Quebecor Media’s new Senior Notes, the full amount of its new term loans “A” and “B”, and amounts received from its subsidiaries ($251.7 million from Videotron, drawn on its existing revolving credit facilities and its cash and cash equivalents, and $40.0 million from Sun Media Corporation, drawn on a new credit facility), were used to finance the repurchase of almost all of Quebecor Media’s existing Notes, issued at higher rates, which will reduce the annual financial expenses Quebecor Media would otherwise have incurred by approximately $80.0 million for about 5.5 years.

In respect of these repurchases, the Company recognized a $212.0 million loss on debt refinancing, net of income tax reductions, including the amount by which the disbursements exceeded the book value of the Notes and the cross-currency swap agreements, and the write-down of deferred financial expenses. The new Notes were offered and sold on a private placement basis exempt from the listing requirements of the U.S. Securities Act of 1933. On May 8, 2006, Quebecor Media filed a registration statement with respect to an exchange offer under which Notes registered with the U.S. Securities Exchange Commission (“SEC”) will be offered in exchange for non-registered Notes.
On April 12, 2006, Quebecor Media announced the signing of a credit agreement with Société Générale (Canada) for a long-term credit facility for the Canadian dollar equivalent of €59.4 million. The drawings under this credit facility will be used to finance the purchase of six MAN Roland rotary presses by Quebecor Media. As announced in the third quarter of 2005, the presses will be used mainly to print some of Quebecor Media’s newspapers. This facility, which will be drawn down over the next 20 months and repaid over the following 8 years, is related to a German export financing program and provides Quebecor Media with financing at a very attractive cost. It is secured by, among other things, a first-ranking hypothec on Quebecor Media’s movable assets.
Investing Activities
Additions to property, plant and equipment and business acquisitions, including buyouts of minority interests, totalled $95.9 million in the first quarter of 2006, compared with $53.9 million in the same period of 2005, a $42.0 million increase.
Additions to property, plant and equipment amounted to $93.1 million in the first quarter of 2006, an increase of $45.3 million from $47.8 million in the same quarter of 2005. The increase is mainly due to instalment payments made under contracts to acquire six new presses, which will be used primarily to print some of Quebecor Media’s newspapers, as well as to investments made by Videotron in its network, including investments in connection with the IP telephony project.
Business acquisitions (including buyouts of minority interest) decreased by $3.3 million from $6.1 million in the first quarter of 2005 to $2.8 million in the same quarter of 2006, mainly as a result of a decrease in share repurchases by TVA Group in the first quarter of 2006 compared with the same period of 2005.
Contractual Obligations
As at March 31, 2006, material contractual obligations included capital repayment and interest on long-term debt (excluding the Additional Amount payable), operating lease arrangements and capital asset purchases and other commitments. These obligations are summarized in Table 5 below.

Table 5
Contractual Obligations
(in millions of Canadian dollars)

		Less than			5 yrs
	Total	1 yr	1-3 yrs	3-5 yrs	and more

Long-term debt	$3,016.8	$19.7	$38.6	$707.6	$2,250.9
Interest payments	1,624.4	209.7	413.7	370.3	630.7
Operating leases	178.4	41.6	59.5	39.5	37.8
Capital asset purchases and other commitments	147.8	102.9	40.1	4.8	—

Total contractual obligations	$4,967.4	$373.9	$551.9	$1,122.2	$2,919.4

Financial Instruments
The fair value of derivative financial instruments is estimated using period-end market rates and it reflects the amount the Company would receive or pay if the instruments were terminated at those dates (see Table 6).
Table 6: Quebecor Media Inc.
Fair value of derivative financial instruments
(in millions of Canadian dollars)

March 31, 2006
	Notional		Carrying amount	Fair value
	value		asset (liability)	asset (liability)

Derivative financial instruments
Interest rate swap agreements	$5.0	CAD	$—	$—
Foreign exchange forward contracts
– in US$	52.8	US	—	1.2
– in EUR	29.3	EUR	—	(0.3)
– in CHF	31.0	CHF	—	(0.1)
Cross-currency interest rate swap agreements	2,104.3	US	(209.9)	(354.3)

In the first quarter of 2006, Quebecor Media recorded total gains on derivative financial instruments in the amount of $6.4 million ($17.8 million in the same quarter of 2005), compared with a $9.5 million loss on the hedged instruments ($20.6 million in the same quarter of 2005), for a net loss of $3.1 million ($2.8 million in 2005), mainly related to fluctuations in the fair value of a cross-currency swap agreement entered into by Sun Media Corporation that had ceased to be effective. In the first quarter of 2005, this loss was partially offset by a gain recognized by Videotron on an interest rate swap agreement.
Financial Position
At March 31, 2006, the Company and its wholly owned subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $32.1 million. The Company and its wholly owned subsidiaries also had unused lines of credit of $373.5 million available, for total available liquid assets of $405.6 million.
At March 31, 2006, consolidated debt, excluding the Additional Amount payable, totalled $3.04 billion. This figure includes Videotron’s $1.24 billion debt, Sun Media Corporation’s $507.3 million debt, TVA Group’s $110.9 million debt, and Quebecor Media’s $1.19 billion debt.
On February 14, 2006, the Board of Directors of Quebecor Media declared a dividend of $10.0 million, which was paid to shareholders on February 15, 2006.
Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover cash requirements for capital investments, working capital, interest payments, dividends, mandatory debt repayment and pension plan contributions. The Company has access to cash flows generated by its subsidiaries through dividends and cash advances paid by the private subsidiaries and through the dividends paid by the subsidiaries listed on the Stock Exchange, including TVA Group.
Pursuant to its financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these agreements include the debt service coverage ratio and the debt ratio (long-term debt over operating income). As of March 31, 2006, the Company was in compliance with all required financial ratios.
Related Party Transactions
The following describes some transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
Management arrangements
Quebecor Inc. has entered into management arrangements with Quebecor Media. Under these management arrangements, Quebecor and Quebecor Media provide mutual management services on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of our executive officers who also serve as executive officers of Quebecor. In the first quarter of 2006, Quebecor Media received a total of $0.75 million in management fees from Quebecor, the same amount as in the first quarter of 2005.

In the first quarter of 2006, Quebecor Media also paid aggregate management and guarantee fees of $0.2 million and $0.1 million respectively ($0.3 million and $0.3 million, respectively, in the first quarter of 2005) to its shareholders, Quebecor and CDP Capital. The guarantee fees related to Quebecor Media’s $135.0 million credit facility (reduced to $75.0 million in June 2005 and repaid and terminated on January 17, 2006), which was guaranteed by both Quebecor and CDP Capital in proportion to their respective interest in Quebecor Media until January 17, 2006. An annual fee equivalent to 1.0% of the credit facility was payable to the guarantors in this respect.
Lease arrangements
Quebecor and other related parties lease office space to Quebecor Media. In the first quarter of 2006, the aggregate rent expense paid to Quebecor and other related parties was $0.3 million, compared with $0.4 million for the same period of 2005.
Commercial printing and other services
Quebecor Media and its subsidiaries have incurred expenses for commercial printing and other services and have earned revenue for advertising and other services from Quebecor World, which is also a subsidiary of Quebecor, and from affiliated companies. The aggregate purchases from Quebecor World and affiliated companies were $16.1 million in the first quarter of 2006, while such purchases amounted to an aggregate of $19.1 million in the same period of 2005. The total revenues from Quebecor World and affiliated companies were $4.7 million in the first quarter of 2006, compared with $5.0 million in the same period of 2005. Quebecor Media conducts all of its business with Quebecor World and affiliated companies on a commercial, arms-length basis and records the transactions at the exchange value.
Risks and Uncertainties
Financial risks
In the normal course of business, Quebecor Media and its subsidiaries are exposed to fluctuations in interest rates, exchange rates and commodity prices. Quebecor Media manages this exposure through staggered maturities and an optimal balance of fixed- and variable-rate debt. Following the refinancing that Quebecor Media completed on January 17, 2006, the weighted average term of Quebecor Media’s consolidated debt was approximately 6.9 years as of March 31, 2006. The debt comprises approximately 55% fixed-rate debt and 45% floating-rate debt.
Foreign exchange and interest rate risks
The cross-currency swap agreements used as foreign exchange hedges for the Senior Notes and Senior Discount Notes were closed out in their entirety when the near-totality of these Notes were refinanced on January 17, 2006.
New derivative financial instruments were contracted to hedge the exchange risk and interest rate risk on the new debt, as well as the exchange risk on pre-existing debt that has not been paid down. New instruments were also contracted to hedge the exchange risk on the acquisition of new presses in the Newspapers segment.
Tables 7 and 8 below provide information on these new instruments.

Table 7
Foreign exchange forward contracts issued during the first quarter of 2006
As at March 31, 2006
(in millions of Canadian dollars)

		Average	Notional
Currencies (sold/bought)	Maturing	exchange rate	amount

Quebecor Media Inc.
$/Euro	August 2007	1.4369	$42.1
$/CHF	September 2007	0.9129	28.3
$/US$	July 2006	1.1422	40.9

Table 8
Cross-currency interest rate swaps issued during the first quarter of 2006
As at March 31, 2006
(in millions of Canadian dollars)

						Exchange rate
						of interest
				Annual	Annual	and capital
				effective	nominal	payments per
	Period	Notional		interest	interest	CDN dollar for
	covered	amount		rate	rate	one U.S. dollar

Quebecor Media Inc.

Senior Notes	2006 to 2016	US$	525.0	7.39%	7.75%	1.1600

Term-loan “B” credit facility	2006 to 2009	US$	200.0	6.27%	LIBOR + 2.00%	1.1625

Term-loan “B” credit facility	2009 to 2013	US$	200.0	Bankers’ acceptance 3 months + 2.22%	LIBOR + 2.00%	1.1625

Term-loan “B” credit facility	2006 to 2013	US$	150.0	6.44%	LIBOR + 2.00%	1.1625

Principal repayments
Following the refinancing that Quebecor Media completed on January 17, 2006, the aggregate amount of minimum principal payments required in each of the next five years and thereafter, as at March 31, 2006, based on borrowing levels as at that date, excluding the Additional Amount payable, is as follows:

Twelve-month periods ending March 31

2006	$19.7
2007	19.3
2008	19.3
2009	599.1
2010	108.5
2011 and thereafter	$2,250.9

Forward-Looking Statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward looking statements include, but are not limited to:
•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to continue to distribute a wide range of television programming and to attract large audiences and readership;

•	variations in the cost, quality and variety of our television programming;

•	cyclical and seasonal variations in our advertising revenue;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail elsewhere in the quarterly report, and in the Annual Report on Form 20F included under the section “Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2006	2005

REVENUES

Cable	$301.6	$251.3
Newspapers	219.7	212.6
Broadcasting	90.9	96.7
Leisure and Entertainment	70.8	49.2
Interactive Technologies and Communications	18.0	15.5
Internet/Portals	15.7	11.1
Head office and inter-segment	(18.0)	(11.7)

	698.7	624.7

Cost of sales and selling and administrative expenses	(539.1)	(473.7)
Amortization	(64.6)	(54.6)
Financial expenses (note 2)	(52.3)	(74.7)
Loss on debt refinancing (note 5)	(331.6)	—
Other	0.4	—

(LOSS) INCOME BEFORE INCOME TAXES	(288.5)	21.7
Income taxes:
Current	0.9	3.4
Future	(109.5)	4.1

	(108.6)	7.5

	(179.9)	14.2
Non-controlling interest	1.5	(1.4)

NET (LOSS) INCOME	$(178.4)	$12.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2006	2005

Income before amortization, financial expenses, loss on debt refinancing and other
Cable	$117.8	$99.1
Newspapers	37.1	41.7
Broadcasting	(0.4)	6.8
Leisure and Entertainment	1.0	2.0
Interactive Technologies and Communications	1.5	0.7
Internet/Portals	3.9	2.2
General corporate expenses	(1.3)	(1.5)

	$159.6	$151.0

Amortization
Cable	$49.8	$43.0
Newspapers	8.5	6.4
Broadcasting	3.6	3.4
Leisure and Entertainment	1.7	1.0
Interactive Technologies and Communications	0.4	0.4
Internet/Portals	0.2	0.2
Head Office	0.4	0.2

	$64.6	$54.6

Additions to property, plant and equipment
Cable	$59.3	$37.3
Newspapers	30.6	2.6
Broadcasting	1.7	4.2
Leisure and Entertainment	0.7	1.7
Interactive Technologies and Communications	0.3	0.5
Internet/Portals	0.2	—
Head Office	0.3	1.5

	$93.1	$47.8

See accompanying notes to consolidated financial statements.
CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2006	2005

Deficit at beginning of period	$2,538.1	$2,529.6

Net loss (income)	178.4	(12.8)

	2,716.5	2,516.8

Dividends	10.0	5.0

Deficit at end of period	$2,726.5	$2,521.8

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2006	2005

Cash flows related to operations
Net (loss) income	$(178.4)	$12.8
Adjustments for:
Amortization of property, plant and equipment	62.7	53.1
Amortization of deferred charges and of other assets	1.9	1.5
Amortization of deferred financing costs and long-term debt discount	3.9	15.3
Loss on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	3.1	2.8
(Gain) loss on revaluation of the additional amount payable	(8.2)	1.8
Loss on debt refinancing	331.6	—
Repayment of accrued interest on Senior Discount Notes	(191.3)	—
Non-controlling interest	(1.5)	1.4
Future income taxes	(109.5)	4.1
Other	0.2	0.1

	(85.5)	92.9

Net change in non-cash balances related to operations (net of effect of business acquisitions and disposals)	(105.1)	(116.8)

Cash flows used in operations	(190.6)	(23.9)

Cash flows related to financing activities
Net increase in bank indebtedness	9.9	16.1
Issuance of long-term debt, net of financing fees	1,169.8	—
Net borrowings under revolving bank facilities	242.4	4.7
Repayment of long-term debt and unwinding of hedging contracts	(1,129.3)	(0.9)
Net reduction (increase) in prepayments under cross-currency swap agreements	21.6	(0.1)
Dividends	(70.0)	(5.0)
Dividends paid to non-controlling shareholders	(0.9)	(1.3)
Other	(1.0)	(1.5)

Cash flows provided by financing activities	242.5	12.0

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents (note 4)	(2.8)	(6.1)
Proceeds from disposal of businesses, net of cash and cash equivalents	—	3.8
Additions to property, plant and equipment	(93.1)	(47.8)
Net decrease in temporary investments	—	55.4
Proceeds from disposal of assets	0.5	0.2
Other	(0.7)	(0.8)

Cash flows (used in) provided by investing activities	(96.1)	4.7

Net decrease in cash and cash equivalents	(44.2)	(7.2)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.1	—
Cash and cash equivalents at beginning of period	97.4	108.8

Cash and cash equivalents at end of period	$53.3	$101.6

Cash and cash equivalents consist of
Cash	$16.1	$2.1
Cash equivalents	37.2	99.5

	$53.3	$101.6

Cash interest payments	$287.6	$112.4
Cash income tax payments (net of refunds)	4.7	15.7

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	March 31	December 31
	2006	2005
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$53.3	$97.4
Temporary investments (market value of $40.6 million in 2006 and 2005))	40.6	40.6
Accounts receivable	367.8	415.7
Income taxes	8.1	9.3
Advances receivable from parent company and companies under common control	23.0	15.6
Inventories and investments in televisual products and movies	141.6	155.5
Prepaid expenses	29.4	22.4
Future income taxes	101.0	98.7

	764.8	855.2

LONG-TERM INVESTMENTS (market value of $11.3 million ($11.2 million in 2005))	11.3	11.2
PROPERTY, PLANT AND EQUIPMENT	1,663.1	1,631.5
FUTURE INCOME TAXES	60.7	57.5
OTHER ASSETS	254.9	248.2
GOODWILL	3,874.7	3,871.9

	$6,629.5	$6,675.5

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$22.6	$12.7
Accounts payable and accrued charges	446.6	608.8
Deferred revenue	162.5	155.2
Income taxes	8.3	13.4
Dividends payable	—	60.0
Additionnal amount payable	103.3	111.5
Current portion of long-term debt (note 5)	19.7	2.7

	763.0	964.3

LONG-TERM DEBT (note 5)	2,997.1	2,530.5
OTHER LIABILITIES	342.2	359.3
FUTURE INCOME TAXES	122.9	227.0
NON-CONTROLLING INTEREST	142.5	144.3

SHAREHOLDERS’ EQUITY
Capital stock (note 6)	1,773.7	1,773.7
Contributed surplus	3,216.8	3,216.8
Deficit	(2,726.5)	(2,538.1)
Translation adjustment	(2.2)	(2.3)

	2,261.8	2,450.1

Subsequent event (note 7)

	$6,629.5	$6,675.5

See accompanying notes to consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements
For the three-month period ended March 31, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in conformity with Canadian Generally Accepted Accounting Principles (“GAAP”). The same accounting policies described in the latest annual consolidated financial statements of Quebecor Media Inc. (“the Company”) have been used. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for an annual report and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto.

Some of the Company’s businesses experience significant seasonality due, among other things, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. In addition, in some of the Company’s segments, a proportion of sales is based on one-time retail transactions rather than subscription or long-term agreements, resulting in vulnerability to seasonal weather changes. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

On January 1, 2006, the operations of Videotron Telecom Ltd, previously the Business Telecommunications segment, were folded into the Cable segment. Accordingly, priod period figures in the Company’s segmented financial information were reclassified to reflect this change.

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month period ended March 31, 2006.

2.	FINANCIAL EXPENSES

	Three months ended
		March 31

	2006	2005

Interest on long-term debt	$53.4	$55.6
Amortization of deferred financing costs and long-term debt discount	3.9	15.3
Loss on ineffective derivative instruments and on foreign currency translation on unhedged long-term debt	3.1	2.8
(Gain) loss on revaluation of the additional amount payable	(8.2)	1.8
Investment income	(0.5)	(0.8)
Other	2.1	—

	53.8	74.7

Interest capitalized to the cost of property, plant and equipment	(1.5)	—

	$52.3	$74.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

3.	PENSION PLANS

The Company maintains defined benefit and contribution pension plans for its employees. The total costs are as follows:

	Three months ended
		March 31

	2006	2005

Pension plans:
Defined benefit plan	$5.7	$3.9
Defined contribution plan	2.6	2.6

	$8.3	$6.5

4.	BUSINESS ACQUISITIONS

During the three-month period ended March 31, 2006, the Company acquired or increased its interest in several businesses for a total consideration of $3.6 million. The businesses acquired include China Interactive Limited, a specialized interactive marketing company located in China. These acquisitions were accounted for by the purchase method and resulted in additional goodwill of $2.8 million. Certain purchase price allocations are preliminary and should be finalized as soon as Company management has gathered all the significant information believed to be available and considered necessary. The results of operations of these businesses have been included in the Company’s consolidated financial statements from their acquisition dates.

5.	LONG TERM DEBT AND LOSS ON DEBT REFINANCING

The Company recorded a loss of $331.6 million as a result of the refinancing of its 11.125% Senior Notes and 13.75% Senior Discount Notes. The loss represents the excess of the consideration paid of $1.3 billion, including disbursements for unwinding hedging contracts, over the book value of the Notes and of the hedging contracts, and the write-off of deferred financing costs. The refinancing transactions were carried out on January 17, 2006 as follow:
•	The Company issued new Senior Notes of US$525.0 million in aggregate principal amount, before issuance fees of $8.6 million. The notes bear interest at 7.75% and mature in March 2016. These notes contain certain restrictions for the Company, including limitations on its ability to incur additional indebtedness and pay dividends and other distributions. The notes are unsecured and are redeemable at the option of the Company at a decreasing premium, commencing on March 15, 2011. The Company has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

5.	LONG TERM DEBT AND LOSS ON DEBT REFINANCING (continued)
•	The Company entered into new credit facilities comprised of (i) a $125.0 million term loan “A” credit facility, bearing interest at Bankers’ Acceptance Rate or Canadian Prime Rate, plus a premium determined by a leverage ratio, and maturing in January 2011, (ii) a US$350.0 million term loan “B” credit facility, bearing interest at US Prime Rate, plus a premium of 1%, or London Interbanking Offered Rate (“LIBOR”), plus a premium of 2%, and maturing in January 2013, and (iii) a new $100.0 million five-year revolving credit facility. These new credit facilities contain covenants that restrict the declaration and payment of dividends and other distributions and are collateralized by liens on all of the property and assets of the Company and its subsidiaries, now owned or hereafter acquired. The Company shall repay the term loan “A” principal in quarterly repayments equal to 2.5% of the full principal amount during the term first three years, 5.0% in 2009 and 12.5% in 2010. It shall repay the term loan “B” principal in quarterly repayments of 0.25% of the full principal amount and the balance at the end of the term. The Company has fully hedged the foreign currency risk associated with the new term “B” loan by using cross-currency interest rate swaps, under which all payments were set in Canadian dollars.

•	The Company borrowed $237.0 million from Videotron Ltd. existing revolving credit facility and $40.0 million from a new term loan “C” credit facility at Sun Media Corporation (with similar conditions as Sun Media Corporation’s existing credit facilities).

•	The proceeds from the new Senior Notes and the full amount of the new term loan “A” and term loan “B”, and from Videotron Ltd. existing revolving credit facility and Sun Media Corporation new term loan “C”, were used to repurchase US$561.6 in aggregate principal amounts of the Company’s 11.125% Senior Notes and US$275.6 million in aggregate principal amounts at maturity of the Company’s outstanding 13.75% Senior Discount Notes pursuant to tenders offers announced December 16, 2005. In the tender offers, the total consideration per US$1,000 principal amount of Senior Notes was US$1,083.49 and the total consideration per US$1,000 principal amount at maturity of Senior Discount Notes was US$1,042.64, which includes a tender premium of US$30.00 per US$1,000 of principal, or principal amount at maturity in the case of the Discount Notes, in respect of notes tendered on or prior to December 30, 2005.
Principal repayments on long-term debt over the coming years for the twelve month periods ending March 31 are as follows:

2007	$19.7
2008	19.3
2009	19.3
2010	599.1
2011	108.5
2012 and thereafter	2,250.9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

6.	FINANCIAL INSTRUMENTS

The following new cross-currency interest-rate swaps were issued on January 17, 2006 in connection with the Company’s refinancing plan:

					Exchange rate
					of interest
			Annual	Annual	and capital
			effective	nominal	payments per
	Period	Notional	interest	interest	CDN dollar for
	covered	amount	rate	rate	one US dollar

Senior Notes	2006 to 2011	US$525.0	7.39%	7.75%	1.1600

Term loan B credit	2006 to 2009	US$200.0	6.27%	LIBOR plus 2.00%	1.1625

Term loan B credit	2009 to 2013	US$200.0	Bankers’ acceptances 3 months plus 2.22%	LIBOR plus 2.00%	1.1625

Term loan B credit	2006 to 2013	US$150.0	6.44%	LIBOR plus 2.00%	1.1625

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

7.	CAPITAL STOCK
(a)	Authorized capital stock:

An unlimited number of Common Shares, without par value;

An unlimited number of Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue;
•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.
An unlimited number of Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

(b)	Issued capital stock

	Common Shares
	Number	Amount

Balance as at December 31, 2005 and March 31, 2006	123,602,807	$1,773.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

7.	CAPITAL STOCK (continued)
(c)	Stock option plans

The following table provides details of changes to outstanding options in the stock option plans of the Company and its subsidiaries for the three-month period ended March 31, 2006:

		Outstanding options

		Weighted average
	Number	exercise price

Quebecor Media inc.

As at December 31, 2005	3,228,321	$18.90
Granted	275,569	30.47
Cancelled	(1,176)	22.98

As at March 31, 2006	3,502,714	$19.81

Vested options as at March 31, 2006	1,455,737	$17.42

TVA Group Inc.

As at December 31, 2005	310,177	$20.27
Granted	376,765	15.88

As at March 31, 2006	686,942	$17.86

Vested options as at March 31, 2006	72,500	$18.50

Nurun inc.

As at December 31, 2005	1,086,950	$3.77
Granted	364,500	3.39
Exercised	(26,875)	1.55
Cancelled	(6,000)	8.98

As at March 31, 2006	1,418,575	$3.69

Vested options as at March 31, 2006	555,138	$5.70

For the three-month periods ended March 31, 2006 and 2005, the consolidated charge related to these plans was $6.2 million and $4.9 million, respectively.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

8.	SUBSEQUENT EVENT

On April 12, 2006, the Company concluded a long term committed credit facility with Société Générale (Canada) for the Canadian dollar equivalent of euros 59.4 million, bearing interest at Bankers’ Acceptance Rate, plus a premium, and maturing in 2016. The facility will be secured by, among other things, a first ranking hypothec on the movable properties of the Company. The drawings under this facility will partially finance the purchase by the Company of printing presses.

9.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from those applicable in the United States. The following tables set forth the impact of the material differences between GAAP in Canada and in the United States on the Company’s consolidated financial statements.

(a)	Consolidated statements of income

	Three month ended
	March 31

	2006	2005

Net (loss) income as reported in the consolidated statements of income as per GAAP in Canada	$(178.4)	$12.8
Adjustments:
Development, pre-operating and start-up costs (i)	(0.1)	(0.3)
Change in fair value related to derivative instruments (ii)	76.6	(5.1)
Pension and postretirement benefits (iii)	0.2	0.1
Income taxes (iv)	(33.7)	0.1

Net (loss) income as adjusted as per
GAAP in the United States (in Canadian dollars)	$(135.4)	$7.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

9.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(b)	Comprehensive income (loss)

The application of GAAP in the United States requires the disclosure of comprehensive income in a separate financial statement, which includes net income as well as revenues, charges, gains and losses charged directly to equity. The details of the comprehensive loss for the three-month periods ended March 31, 2006 and 2005 are as follows:

	Three months ended
	March 31

	2006	2005

Net (loss) income as adjusted as per
GAAP in the United States (in Canadian dollars)	$(135.4)	$7.6
Derivative instruments (ii)	130.3	(23.2)
Pension and postretirement benefits (iii)	2.0	1.9
Translation adjustment	0.1	(0.5)
Income taxes (iv)	(56.9)	(0.6)

Comprehensive loss as per GAAP in the United States	$(59.9)	$(14.8)

The accumulated other comprehensive loss as at March 31, 2006 and December 31, 2005 is as follows:

	March 31	December 31
	2006	2005

Derivative instruments (ii)	$(46.1)	$(176.4)
Pension and postretirement benefits (iii)	(28.2)	(30.2)
Translation adjustment	(2.2)	(2.3)
Income taxes (iv)	20.9	77.8

Accumulated other comprehensive loss at end of period	$(55.6)	$(131.1)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

9. SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
     (c) Consolidated balance sheets:

	March 31, 2006		December 31, 2005

	Canada	United States	Canada	United States

Other assets	$254.9	$246.9	$248.2	$240.7
Goodwill	3,874.7	3,870.7	3,871.9	3,868.0
Long-term debt	(2,997.2)	(2,908.2)	(2,530.5)	(2,465.8)
Other liabilities	(342.2)	(481.3)	(359.3)	(684.5)
Future income tax liabilities	(122.9)	(90.7)	(227.0)	(103.8)
Non-controlling interest	(142.5)	(142.8)	(144.3)	(144.0)
Contributed surplus (v)	(3,216.8)	(3,386.4)	(3,216.8)	(3,386.4)
Deficit	2,726.5	2,872.9	2,538.1	2,727.3
Accumulated other comprehensive loss	2.2	55.6	2.3	131.1

(i)	Under GAAP in Canada, certain development and pre-operating costs that satisfy specified criteria for recoverability are deferred and amortized. Also, under GAAP in Canada, certain start-up costs incurred in connection with various projects have been recorded in the consolidated balance sheets under the item “Other assets,” and are amortized over a period not exceeding five years. Under GAAP in the United States, these costs must be included in income as incurred.

(ii)	Under GAAP in United States, Statement of Financial Accounting Standards No.133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (SFAS 133) establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In accordance with SFAS 133, for derivative instruments designated as fair value hedges, such as certain cross-currency interest rate swaps of the Company, Videotron Ltd. and Sun Media Corporation, changes in the fair value of the derivative instrument are substantially offset in the statement of income by changes in the fair value of the hedged item. For derivative instruments designated as cash flow hedges, such as certain cross-currency interest rate swaps or forward exchange contracts of the Company, Videotron Ltd. and Sun Media Corporation, the effective portion of any hedge is reported in other comprehensive income (loss) until it is recognized in income during the same period in which the hedged item affects income, while the current ineffective portion of hedges is recognized in the statement of income each period.

Under GAAP in Canada, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

9. SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(c)	Consolidated balance sheets (continued)
(iii)	Under GAAP in Canada, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. GAAP in the United States does not provide for a valuation allowance against pension assets.

Under GAAP in the United States, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in accumulated other comprehensive loss.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for pension and postretirement benefits.

(iv)	This adjustment represents the tax impact of United States GAAP adjustments.

(v)	Under GAAP in Canada, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under GAAP in the United States, any such gain is included in contributed surplus.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

10.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES

The Company is subject to certain reporting requirements pursuant to the indentures governing the Company’s Senior Notes and Senior Discount Notes issued in July 2001. The financial condition and results of operations of the Company and its Restricted Subsidiaries must be disclosed separately from the financial condition and results of operations of the Unrestricted Subsidiaries, as shown in the following condensed and consolidated statements of income and balance sheets. As at March 31, 2006, the only designated Unrestricted Subsidiary is Nurun Inc, Interactive Technologies and Communications segment.

Restricted Subsidiaries and the Company

Condensed and consolidated statements of income:

	Three months ended
	March 31
	2006	2005

Revenues	$680.7	$609.2

Cost of sales and selling and administrative expenses	(522.6)	(458.9)
Amortization	(64.2)	(54.2)
Financial expenses	(52.4)	(75.0)
Loss on debt refinancing	(331.6)	—
Other	0.4	—

(Loss) income before income taxes	(289.7)	21.1
Income taxes	(108.8)	7.2

	(180.9)	13.9
Non-controlling interest	1.9	(1.3)

Net (loss) income	$(179.0)	$12.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

10.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Restricted Subsidiaries and the Company (continued)

Income before amortization, financial expenses, loss on debt refinancing and other:

	Three months ended
	March 31
	2006	2005

Cable	$117.8	$99.1
Newspapers	37.1	41.7
Broadcasting	(0.4)	6.8
Leisure and Entertainment	1.0	2.0
Internet/Portals	3.9	2.2

	159.4	151.8
General corporate expenses	(1.3)	(1.5)

	$158.1	$150.3

Condensed and consolidated balance sheets:

	March 31	December 31
	2006	2005

Assets
Current assets	$700.8	$794.0
Property, plant and equipment	1,660.2	1,628.6
Other assets	323.2	313.3
Goodwill	3,868.1	3,868.3

	6,552.3	6,604.2

Liabilities
Current liabilities	741.8	946.8
Long-term debt	2,997.1	2,530.5
Other liabilities	465.1	586.3
Non-controlling interest	115.8	118.8

	4,319.8	4,182.4

Net investment in Restricted Subsidiaries and the Company	$2,232.5	$2,421.8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
For the three-month period ended March 31, 2006
(tabular amounts in millions of Canadian dollars, except for per option data)
(Unaudited)

10.	RESTRICTED AND UNRESTRICTED SUBSIDIAIRIES (continued)

Unrestricted Subsidiary

Condensed and consolidated statements of income:

	Three months ended
	March 31
	2006	2005

Revenues	$18.0	$15.5

Cost of sales and selling and administrative expenses	(16.5)	(14.8)
Amortization	(0.4)	(0.4)
Financial revenues	0.1	0.3

Income before income taxes	1.2	0.6
Income taxes	0.2	0.3

	1.0	0.3
Non-controlling interest	(0.4)	(0.1)

Net income	$0.6	$0.2

Unrestricted Subsidiary (continued)

Condensed and consolidated balance sheet:

	March 31	December 31
	2006	2005

Assets
Current assets	$64.0	$61.2
Property, plant and equipment	2.9	2.9
Other assets	3.7	3.6
Goodwill	6.6	3.6

	77.2	71.3

Liabilities
Current liabilities	21.2	17.5
Non-controlling interest	26.7	25.5

	47.9	43.0

Net investment in Unrestricted Subsidiaries	$29.3	$28.3